SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

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Routine announcements in the period from 1 December 2015 to 4 January 2016

04 January 2016	Total Voting Rights

23 December 2015	Notification of Directors’ Interests – NG Sharesave Plan

07 December 2015	Notification of Directors’ Interests – NG Share Incentive Plan

04 December 2015	Notification of Major Interest in National Grid Ordinary Shares

02 December 2015	Notification of Major Interest in National Grid Ordinary Shares

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

3 December 2015: Scrip Dividend for 2015/16 Interim Dividend